EXHIBIT 99.1

05/CAT/16

FOR IMMEDIATE RELEASE

07.00 BST, 02:00 EST Wednesday 26 October 2005

For Further Information Contact:
Cambridge Antibody Technology
Tel: +44 (0) 1223 471 471
Peter Chambré, Chief Executive Officer
John Aston, Chief Financial Officer
Rowena Gardner, Director of Corporate Communications

Weber Shandwick Square Mile (Europe) Tel: +44 (0) 20 7067 0700 Kevin Smith Yvonne Alexander Rachel Taylor
Abbott Jennifer M Smoter Tel: 001 847 935 8865 Mob: 001 847 772 4631	BMC Communications/The Trout Group (USA) Tel: 001 212 477 9007 Brad Miles, ext 17 (media) Brandon Lewis, ext 15 (investors)

CAMBRIDGE ANTIBODY TECHNOLOGY AND ABBOTT AGREE
REGARDING ROYALTIES

Cambridge, UK and Abbott Park, IL...Cambridge Antibody Technology  (LSE: CAT; NASDAQ: CATG) and Abbott (NYSE: ABT) today announce that they have reached an agreement regarding royalties payable to CAT under a licence agreement between the parties.  Accordingly, the hearing scheduled to start this week in the Court of Appeal will not take place.

Paul Nicholson MD, Chairman, CAT, commented: "We are very pleased to have reached resolution of this issue with Abbott. We can now concentrate fully on CAT's business going forward. CAT is already benefiting from Abbott's successful development and marketing of HUMIRA® and we are hopeful of future success with ABT-874."

Jeffrey M Leiden MD PhD, president, Abbott Pharmaceutical Products Group, said: "We are pleased to find a solution that benefits both companies and resolves our differences".

Under the terms of the settlement agreement,

  Abbott will pay CAT the sum of US$255 million, which CAT will pay to its licensors, the Medical Research Council (MRC), Scripps Institute and Stratagene, in lieu of their entitlement to royalties arising on sales of HUMIRA from 1 January 2005 onwards.

  Abbott will also pay to CAT five annual payments of US$9.375 million commencing in January 2006, contingent on the continued sale of HUMIRA. US$2 million from each of these payments will be payable to CAT's licensors.

  Abbott will pay CAT a reduced royalty of 2.688% from approximately 5.1% on sales of HUMIRA from 1 January 2005. CAT will retain all of these royalties. CAT will also retain royalties received from Abbott in respect of sales of HUMIRA up to 31 December 2004, net of approximately £7.6 million which will be paid to its licensors. CAT will refund to Abbott approximately £9.2 million for royalties paid from 1 January 2005 through 30 June 2005.

Abbott will also pay CAT a reduced royalty of 4.75% on any future sales of ABT-874, from which CAT will pay a portion to the MRC and other licensors (according to CAT's 1997 agreement with the MRC).

  Abbott will capitalise and amortise the upfront payment, net of the refund, and annual payments to CAT through the term of the agreement. When this amortisation is combined with the revised royalty rate of 2.688%, the blended effective royalty rate is reduced from the approximate 5.1% as previously instructed by the Court.

- ENDS -

Application of the Safe Harbor of the Private Securities Litigation Reform Act of 1995: This press release contains statements about Cambridge Antibody Technology Group plc ("CAT") that are forward looking statements. All statements other than statements of historical facts included in this press release may be forward looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. These forward looking statements are based on numerous assumptions regarding the company's present and future business strategies and the environment in which the company will operate in the future. Certain factors that could cause the company's actual results, performance or achievements to differ materially from those in the forward looking statements include: market conditions, CAT's ability to enter into and maintain collaborative arrangements, success of product candidates in clinical trials, regulatory developments and competition. We caution investors not to place undue reliance on the forward looking statements contained in this press release. These statements speak only as of the date of this press release, and we undertake no obligation to update or revise the statements.